Exhibit 99.1

Orckit Announces Extraordinary General Meeting of Shareholders
to Approve a Plan of Arrangement

TEL AVIV, Israel, June 12, 2015 -- Orckit Communications Ltd. (under temporary liquidation) (OTCBB: ORCTE) (the "Company") today announced that an Extraordinary General Meeting of Shareholders will be held on June 28, 2015 at 4:00 p.m. (Israel time), at the offices of the temporary liquidator of the Company, Adv. Lior Dagan, 1 Azrielli Center (Round Building, 35th Floor), Tel Aviv, Israel. The record date for the meeting is June 17, 2015.

The agenda of the meeting is the approval of an arrangement between the Company and its creditors and related transactions pursuant to Section 350 of the Israeli Companies Law, 5759-1999. In general, pursuant to the plan of arrangement, all of the assets and liabilities of the Company would be transferred to an entity under the control of the temporary liquidator, in order to enable the sale of the Company to a third-party investor as a shell company listed on the Tel Aviv Stock Exchange ("TASE"). Accordingly, the Company would issue to the investor ordinary shares constituting 99.99% of the Company's outstanding share capital, after given effect to such issuance, for a price of NIS 500,000 plus 10% of the investor's gains from future transactions with the Company's shares. The Company expects to terminate its registration and reporting obligations with the Securities and Exchange Commission ("SEC") and may terminate the trading of its shares in the United States.  More information will be set forth in the proxy statement referenced below.

The arrangement requires the affirmative approval of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the shares voting on the matter, unless the District Court of Tel Aviv (the "Court") will rule otherwise. The arrangement is also subject to the approval of the Company's creditors and the Court.

In accordance with the ruling of the Court, proxy statements describing the proposal on the agenda and proxy cards will not be mailed to shareholders registered through the Company's U.S. transfer agent (including "street name" shares held via DTC members). Instead, the Company will file a proxy statement and a form of proxy card with the  SEC on Form 6-K in the coming days. These documents will be available to the public at the SEC's EDGAR website at http://www.sec.gov/edgar/searchedgar/companysearch.html. Each shareholder who is unable to attend the meeting in person will be required to print, complete, date and sign the proxy card and deliver it to the Company as will be described in the proxy statement. Such shareholders who hold ordinary shares in "street name" will also be required to contact their broker and receive an authorization to vote the shares on behalf of the broker, and return such authorization along with their proxy card to the Company as described in the proxy statement. Signed proxy cards (and broker authorizations) will be accepted at the office of the temporary liquidator until June 28, 2015, at 1:00 p.m. (Israeli time).

The voting of shares held through members of the Tel Aviv Stock Exchange Clearinghouse will follow customary Israeli procedures. Specifically, the Company has filed  the terms of the arrangement and a form of written ballot with the Israel Securities Authority ("ISA"). These documents are available to the public at the ISA's MAGNA website at http://www.magna.is.gov.il and the Maya website of the TASE at http://www.maya.tase.co.il.  TASE members, without charge, will send via email a link to the filing of such documents to its clients who hold shares of the Company and who have not duly instructed the broker otherwise in advance. Such clients are entitled to receive a confirmation of ownership (ishur baalut) from their brokers upon request.  Signed written ballots (and confirmations of ownership) will be accepted at the office of the temporary liquidator until June 28, 2015, at 1:00 p.m. (Israeli time).

For copies of relevant documents, or to send position statements, you may address Adv. Sivan Lev at the office of the temporary liquidator of the Company at Tel. +972-3-607-0803 or Fax +972-3-607-0830.

About Orckit Communications Ltd.

Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. Orckit was founded in 1990 and became publicly traded in 1996. Orckit's shares are traded on the OTCQB and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.